Exhibit 99.1
August 19, 2007
The Board of Directors
Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
To the Board of Directors:
We understand that Yamana Gold Inc. (“Yamana”) has made a revised offer (the “Revised Offer”) to purchase all the issued and outstanding common shares (the “Common Shares”) of Meridian Gold Inc. (“Meridian”), including common shares that may become outstanding upon the exercise of stock options, together with the associated rights issued under the shareholder rights plan (the “Shareholder Rights Plan”) of Meridian. The consideration offered pursuant to the Revised Offer (the “Consideration”) is 2.235 common shares of Yamana and C$4.00 in cash for each Common Share tendered. The Revised Offer amends the terms of Yamana’s original offer (the “Initial Offer”) dated July 19, 2007. The consideration offered under the Initial Offer was 2.235 common shares of Yamana and C$3.15 in cash for each Common Share tendered. Detailed terms and conditions, and other matters relating to the Revised Offer are set forth in the notice of variation and extension of Yamana dated August 14, 2007 (the “Notice of Variation and Extension”).
We also understand that Yamana has entered into an agreement (the “Business Combination Agreement”) to acquire all of the outstanding common shares of Northern Orion Resources Inc. (“Northern Orion”) by way of a court approved plan of arrangement (the “Proposed Arrangement”). The consideration offered under the Proposed Arrangement is 0.543 common shares of Yamana and C$0.001 in cash for each Northern Orion common share. Detailed terms and conditions of the Business Combination Agreement and other matters relating to the Proposed Arrangement are set forth in the management information circular of Northern Orion dated July 20, 2007 (the “Management Circular”).
Engagement of BMO Capital Markets
BMO Nesbitt Burns Inc. (together with its affiliates, “BMO Capital Markets”) was engaged by Meridian pursuant to an agreement (the “Engagement Agreement”) dated July 1, 2007. Pursuant to the Engagement Agreement, BMO Capital Markets has agreed to, among other things, act as Meridian’s financial advisor in connection with a proposed change of control transaction involving Meridian and any other Transaction (as such term is defined in the Engagement Agreement) that may be proposed or solicited during the term of the Engagement Agreement. Pursuant to the Engagement Agreement, the Board of Directors has requested that we prepare and deliver this opinion (the “Opinion”) as to the adequacy, from a financial point of view, of the Consideration to the holders of Common Shares.

The terms of the Engagement Agreement provide that BMO Capital Markets is to be paid a fee for its services as financial advisor, including fees on delivery of the Opinion and fees that are contingent on a change of control of Meridian or certain other events. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Meridian in certain circumstances. BMO Capital Markets consents to the inclusion of the Opinion in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 of Meridian and to the filing thereof, as necessary, by Meridian with securities commissions or similar regulatory authorities in Canada and the United States.
Credentials of BMO Capital Markets
BMO Capital Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of the directors and officers of BMO Capital Markets, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Relationships with Interested Parties
Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Meridian, Yamana or Northern Orion, or any of their respective associates or affiliates (collectively, the “Interested Parties”). BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties, within the past two years, other than: (i) the services provided under the Engagement Agreement, and (ii) acting as co-manager on a C$200 million equity financing in May 2006 for Yamana. There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to any future business dealings. BMO Capital Markets or its associated or affiliated entities may, in the future, in the ordinary course of their business, perform financial advisory or investment banking services for the Interested Parties from time to time.
BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties and the Revised Offer.
Scope of Review
In connection with rendering the Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

a)	The offer and take-over bid circular of Yamana (“Take-Over Bid Circular”) dated July 19, 2007;

b)	the Notice of Variation and Extension;

c)	the Business Combination Agreement and Management Circular;

d)	the Meridian directors’ circular dated July 31, 2007 (the “Directors’ Circular);

e)	the financial model for Meridian developed and provided by Meridian management;

f)	the financial model for Yamana and Northern Orion developed and provided by Meridian management;

g)	certain other internal information prepared and provided to us by Meridian management, concerning the business, operations, assets, liabilities and prospects of Meridian;

h)	discussions with Meridian management concerning Meridian’s financial condition, its future business prospects, the background to the Initial Offer and Revised Offer and potential alternatives to the Revised Offer;

i)	public information (including that prepared by industry research analysts) relating to the business, operations financial condition and trading history of Meridian, Yamana, Northern Orion and other public companies we considered relevant;

j)	Meridian’s Shareholder Rights Plan dated as of April 21, 1999, as amended on May 7, 2002 and February 22, 2005;

k)	information with respect to selected precedent transactions we considered relevant;

l)	a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Meridian; and

m)	such other information, investigations, analyses and discussions (including discussions with senior management, Meridian’s legal counsel, and other third parties) as we considered necessary or appropriate in the circumstances.
BMO Capital Markets has not, to the best of its knowledge, been denied access by Meridian to any information under its control requested by BMO Capital Markets.
Assumptions and Limitations
Our opinion is subject to the assumptions, explanations and limitations set forth below.
We have not been asked to prepare and have not prepared a formal valuation or appraisal of Meridian or any of its securities or assets and our opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which Meridian common shares may trade at any future date. BMO Capital Markets was similarly not engaged to review any legal, tax or accounting aspects of the Revised Offer.
With your approval and agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of Meridian and its agents and advisors or otherwise obtained pursuant to our engagement, including the Directors’ Circular. The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to independently verify and, subject to the exercise of professional judgment, have not independently verified the completeness or accuracy of any such information, data, advice, opinions and representations.
With respect to budgets, financial forecasts, projections or estimates provided to BMO Capital Markets and used in its analyses, we have noted that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such budgets, financial forecasts, projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of Meridian and are (or were at the time and continue to be) reasonable in the circumstances.
Senior officers of Meridian have represented to BMO Capital Markets in a certificate delivered as of the date hereof, among other things, that (i) the information, data and other material (financial and otherwise) (the “Information”) provided by or on behalf of Meridian and its agents and advisors to BMO Capital Markets for the purpose of preparing the Opinion was, at the date such Information was provided to BMO Capital Markets, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which such Information was provided; and that (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Meridian or any of its subsidiaries and no material change has occurred in such Information or any part thereof that would have or could reasonably be expected to have a material effect on the Opinion.
In preparing the Opinion, we have made several assumptions, including that the disclosure provided or incorporated by reference in the Take-Over Bid Circular, Notice of Variation and Extension and Directors’ Circular with respect to Meridian and its subsidiaries and the Revised Offer is accurate in all material respects. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets and any party involved in the Revised Offer.
The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of (i) Meridian as they are reflected in the Information and as they were represented to us in our discussions with the Board of Directors and management of Meridian, and (ii) Yamana and Northern Orion as they are reflected in publicly available information.
The Opinion is provided for the use of the Board of Directors in connection with its consideration of the Revised Offer. The Opinion does not constitute a recommendation to the Board of Directors or any shareholder of Meridian as to whether shareholders of Meridian should accept the Revised Offer. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.
BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Opinion.
The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety and should not be construed as a recommendation to any shareholder as to whether to tender their Common Shares to the Revised Offer.
Opinion
Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Consideration is inadequate from a financial point of view to the holders of Common Shares.
Yours truly,

5